Superior Plus

NEWS

TSX:SPF.UN
Calgary, October 2, 2007

For Immediate Release

Superior Announces Redemption of Outstanding Series 2 8% Debentures

Superior Plus Income Fund (the "Fund") announced today that it will redeem all the outstanding series 2 8% extendible convertible unsecured subordinated debentures (the "Debentures") due November 1, 2008 in accordance with the indentures governing the Debentures. The Debentures will be redeemed on November 5, 2007 (the "Redemption Date") at the redemption price (the "Redemption Price") which is equal to the outstanding principal amount of the Debentures to be redeemed, together with all accrued and unpaid interest thereon up to the Redemption Date, being $1,000.8768 per $1,000 principal amount of Debentures. The Debentures will cease to bear interest from and after the Redemption Date.

Pursuant to the terms of the indentures governing the Debentures, Debentureholders have the right until the last business day prior to the Redemption Date to convert their Debentures into trust units. Debentureholders who exercise this right and tender Debentures for conversion will receive approximately 50 trust units per $1,000 principal amount of Debentures.

The aggregate amount of outstanding Debentures as of the date hereof is $58,943,000.

On the Redemption Date, the Redemption Price of each Debenture to be redeemed will become due and payable, the interest upon the principal amount of such Debenture shall cease to be payable from and after such date and the Debentures will be delisted from the Toronto Stock Exchange. The Redemption Price shall be paid by the Fund on November 5, 2007 on presentation and surrender of the Debentures at Computershare Trust Company of Canada's office at Suite 710, 530-8th Avenue SW, Calgary , Alberta, T2P 3S8.

The refinancing of the Debentures with Superior's $565 million syndicated credit facility will provide significant interest cost and standby fee savings relative to the fixed 8 percent coupon rate. The redemption of the Debentures allows Superior to rebalance its debt portfolio to 43 percent floating and 57 percent fixed consistent with its risk management guidelines. Superior is projected to have greater than $450 million in credit capacity available at the end of 2007, which includes its securitization program at an average utilization of $100 million.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is the seventh largest distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed price natural gas and electricity supply services in Ontario and natural gas supply in British Columbia and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	86.9 million
SPF.db.a	8% Debentures, Series 2	$58.9 million principal amount
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587); or with respect to DRIP inquiries, Leanne Likness, Corporate Secretary, Tel: (403) 218-2954 / Fax: (403) 218-2973, E-mail: llikness@superiorplus.com.

END